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                                                                  EXHIBIT 99.1






          Excerpt from the Notice of Meeting and Proxy Statement of the Registrant dated October 7, 1996 and filed with the Commission on October 15, 1996.

          On August 28, 1995, Mr. Guarino and North Star Distributors, Inc., now known as Metro, Inc., were indicted in the United States District Court for the District of Nevada for the interstate transportation of allegedly obscene video cassettes in violation of 18 U.S.C. Sections 1462 and 2. The charges regarded two shipments made by North Star into Las Vegas, Nevada in June and July, 1991, prior to the acquisition of North Star by the Company; accordingly the previous owner of North Star agreed to indemnify the Company for all legal fees incurred and fines paid in connection with the defense of this matter. On September 24, 1996, in order to avoid the expense and uncertainty of litigation, the Company pled guilty to the one count of the indictment and agreed to pay a fine of $200,000 (which fine will be paid by the former owner of North Star and will have no impact on the Company's financial condition). The charges against Mr. Guarino were dismissed. Even though North Star entered a plea of guilty to effect a settlement of this matter, there was no judgement or finding that the videotapes were obscene or violated any law.








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